UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

Under the Securities Exchange Act of 1934
(Amendment No._)*

Holloman Energy Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

435694 10 4
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(CUSIP Number)

Will Hart, Hart & Trinen, 1624 Washington St., Denver, CO 80203 - (303) 839-0061
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(Name,  Address and Telephone  Number of Person  Authorized to Receive Notices
and Communications)

October 6, 2008
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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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                              CUSIP No. 435694 10 4
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(1) Names of reporting persons.                                    Douglas Brown
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(2) Check the appropriate box if a member of a group                         (a)
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(see instructions)                                                           (b)
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(3) SEC use only
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(4) Source of funds (see instructions)                                    PF, OO
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(5) Check if disclosure of legal proceedings is
    required pursuant to Items 2(d) or 2(e)
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(6) Citizenship or place of organization                                      UK
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Number of shares beneficially owned by each reporting person with:
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(7) Sole voting power                                                  3,598,431
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(8) Shared voting power
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(9) Sole dispositive power                                             3,598,431
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(10) Shared dispositive power
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(11) Aggregate amount beneficially owned by each reporting person      6,955,293
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(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions)
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(13) Percent of class represented by amount in Row (11)                    6.29%
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(14) Type of reporting person (see instructions)                              IN
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Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.001, of Holloman Energy Corporation ("Holloman Energy"), a Nevada corporation. The principal executive office of Holloman Energy is located at 333 North Sam Houston Parkway East, Suite 600, Houston, Texas, 77060. Holloman Energy is principally engaged in the acquisition, exploration and development of oil and gas properties in Australia.

Item 2.  Identity and Background.

     The name of the individual filing this statement is Douglas Brown. Mr. Brown's address is 16 E. Les Roseyres, Gryon, Switzerland 1882. Mr. Brown is a director of Holloman Energy.

     Mr. Brown was not involved in any criminal or civil proceedings described in sections (2)(d) or (2)(e) of this Item.

     Mr. Brown is a citizen of the United Kingdom.


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


Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 5 of this Schedule.

Item 4.  Purpose of Transaction.

     Mr. Brown purchased the securities of Holloman Energy's for private investment. Mr. Brown does not have any knowledge regarding any plans or proposals which would relate to or result in actions listed by sections (a)-(j) of this Item.

Item 5.  Interest in Securities of the Issuer.

     The following lists the dates, the number of shares and warrants acquired, and the consideration paid by Douglas Brown for the securities of Holloman Energy.

                                               Price Per
                                                 Share
            Date        Shares    Warrants       Or Unit   Consideration
            ----        ------    --------     ----------  -------------

         3/07/2008    2,460,000                 $ 0.001     $    2,460
        10/06/2008    1,078,431   2,156,862     $ 0.225     $  275,000
         7/01/2009       10,000                 $  0.40     $    4,000
         8/04/2009       10,000                 $  0.54     $    5,400
         8/15/2009       50,000   1,200,000     $  0.01     $      500
                    -----------   ---------
                      3,608,431   3,356,862
                    ===========   =========

     On July 10, 2009 Mr. Brown sold 10,000 shares of Holloman Energy's common stock at a price of $0.48 per share. Mr. Brown sold these shares through the OTC Bulletin Board in an ordinary brokerage transaction.

     Mr. Brown beneficially owns 6,955,293 shares of Holloman Energy's common stock which represents 6.29% of the outstanding common stock of Holloman Energy. Mr. Brown has the sole power to vote and dispose of 3,598,431 shares of Holloman Energy's common stock.

     Mr. Brown used his own funds to purchase the common stock and warrants of Holloman Energy. It is expected that Mr. Brown will use his own funds to exercise any warrants which he holds.

     The securities of Holloman Energy acquired by Mr. Brown were acquired in private transactions.

Item 6.  Contracts,   Arrangements,   Understandings  or  Relationships  With
         Respect to Securities of the Issuer.

     None.


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

Item 7.  Material to be Filed as Exhibits.

     None.


                                    SIGNATURE


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          By:
------------------                            ------------------------------
Date                                             Signature


                                          Douglas Brown
                                          ----------------------------------
                                          Name